Exhibit 2

2021

SECOND QUARTER RESULTS

◾ Stock Listing Information

Philippine Stock Exchange

Ticker: CHP

◾ Investor Relations

+ 632 8849 3600

E-Mail:

chp.ir@cemex.com

Operating and Financial Highlights

	January - June			Second Quarter
	2021	2020	% var	2021	2020	% var
Net sales	10,894	9,623	13%	5,692	3,993	43%
Gross profit	4,421	3,784	17%	2,398	1,430	68%
as % of net sales	40.6%	39.3%	1.3pp	42.1%	35.8%	6.3pp
Operating earnings before other expenses, net	1,292	653	98%	819	132	521%
as % of net sales	11.9%	6.8%	5.1pp	14.4%	3.3%	11.1pp
Controlling Interest Net Income (Loss)	804	135	495%	598	46	1203%
Operating EBITDA	2,331	1,850	26%	1,305	767	70%
as % of net sales	21.4%	19.2%	2.2pp	22.9%	19.2%	3.7pp
Free cash flow after maintenance capital expenditures	2,358	45	5161%	1,092	(267)	N/A
Free cash flow	1,049	(1,908)	N/A	469	(768)	N/A
Net debt[1]	5,429	8,409	(35%)	5,429	8,409	(35%)
Total debt[1]	11,491	13,681	(16%)	11,491	13,681	(16%)
Earnings per share[2]	0.06	0.01	381%	0.04	0.00	1203%

In millions of Philippine Pesos, except percentages and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.
[2]	In Philippine Pesos

Net sales increased, year-over-year, by 43% during the second quarter and by 13% during the first six months of 2021 due to higher volume.

Cost of sales was 59.4% of sales during the first six months of 2021, compared with 60.7% in the same period of 2020.

Total fuel cost was 1% higher year-over-year for the first half of 2021. CHP continues to use a more cost-efficient fuel mix to lower dependence on coal, the market price of which has been at its highest level in more than a decade.

Total power cost increased by 32% year-over-year for the first half of 2021 with higher electricity rates, and a rebate from the wholesale electricity spot market received in the prior year.

Operating expenses, as a percentage of sales, was 28.7% during the first six months of 2021, compared with 32.5% in the same period of 2020.

Distribution expenses was 15% of sales during the first half of 2021, a decrease of 3 pp year-over-year. This was driven primarily by lower delivered volumes and efficiency initiatives.

Selling and administrative expenses was 13% of sales during the first half of 2021, lower by 1 pp year-over-year.

Operating EBITDA for the first six months of 2021 increased by 26% year-over-year mainly due to higher volume.

Operating EBITDA margin was at 21.4% for the first half of 2021.

Controlling interest net income was at PHP 804 for the first six months of 2021 mainly due to higher operating earnings.

Financial expenses were lower by 78% year-over-year during the first half, reflecting lower debt levels and declining interest rates.

Foreign exchange losses were primarily a result of the declining Philippine Peso to U.S. Dollar exchange rate.

Year-to-date income taxes include a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the Corporate Recovery and Tax Incentives for Enterprises or the CREATE Act, which was approved into law on March 26, 2021.

Total debt at the end of June 2021 was at PHP 11,491 million, of which PHP 9,717 million pertained to debt owed to BDO Unibank, Inc. (the “BDO Loan Facility”).

2021 Second Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - June	Second Quarter	Second Quarter 2021
	2021 vs. 2020	2021 vs. 2020	vs. First Quarter 2021
Volume	16%	45%	7%
Price in PHP	(4%)	(3%)	2%

Our domestic cement volumes increased by 45% year-over-year during the second quarter, supported by an easing of quarantine restrictions on our industry and reflecting a low base effect due to strict lockdowns in the same period last year.

Sequentially, our domestic cement volumes increased by 7%, as favorable weather conditions aided construction activity during the second quarter.

On a year-to-date basis, our domestic cement volumes increased by 16% year-over-year. Our domestic cement prices increased by 2% sequentially, due to price adjustments implemented in 2Q21.

Year-over-year, the change in our domestic cement prices was mainly driven by higher proportion of pick-up sales.

Net of freight charges, our domestic cement prices decreased by 1% year-over-year during the second quarter and first half of 2021, mainly due to competitive market dynamics and the impact of COVID-19 on business activity.

2021 Second Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - June			Second Quarter
	2021	2020	% var	2021	2020	% var
Operating earnings before other income, net	1,292	653	98%	819	132	521%
+ Depreciation and operating amortization	1,039	1,197		486	636

Operating EBITDA	2,331	1,850	26%	1,305	767	70%
- Net financial expenses	115	534		52	255
- Maintenance capital expenditures	73	45		41	(4)
- Change in working capital	(286)	1,019		37	687
- Income taxes paid	108	205		81	83
- Other cash items (net)	(37)	1		1	13

Free cash flow after maintenance capital expenditures	2,358	45	5161%	1,092	(267)	N/A
- Strategic capital expenditures	1,309	1,953		623	501

Free cash flow	1,049	(1,908)	N/A	469	(768)	N/A

In millions of Philippine Pesos

Debt Information

	Second Quarter			First Quarter
	2021	2020	% var	2021
Total debt(1)(2)	11,491	13,681	(16%)	12,153
Short term	4%	6%		5%
Long term	96%	94%		95%

Cash and cash equivalents	6,062	5,272	15%	6,064

Net debt	5,429	8,409	(35%)	6,089

Leverage Ratio(3)	2.47	3.69		2.95
Coverage Ratio(3)	7.83	4.16		6.47

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021.

	Second Quarter
	2021	2020
Currency denomination
U.S. dollar	2%	6%
Philippine peso	98%	94%

Interest rate
Fixed	62%	57%
Variable	38%	43%

2021 Second Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - June			Second Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	10,894,093	9,623,042	13%	5,691,856	3,993,126	43%
Cost of sales	(6,472,884)	(5,838,720)	(11%)	(3,293,587)	(2,562,903)	(29%)

Gross profit	4,421,209	3,784,322	17%	2,398,269	1,430,223	68%
Selling and Administrative Expenses	(1,456,414)	(1,377,933)	(6%)	(737,213)	(610,477)	(21%)
Distribution expenses	(1,672,385)	(1,753,826)	5%	(842,491)	(688,022)	(22%)

Operating earnings before other expenses, net	1,292,410	652,563	98%	818,565	131,724	521%
Other income (expenses), net	36,915	(1,373)	N/A	(1,157)	(13,467)	91%

Operating earnings (loss)	1,329,325	651,190	104%	817,408	118,257	591%
Financial and other financial expenses, net	(114,952)	(534,124)	78%	(52,374)	(254,584)	79%
Foreign exchange gain (loss), net	(115,116)	(305)	(37643%)	(44,073)	66,106	N/A

Net income (loss) before income taxes	1,099,257	116,761	841%	720,961	(70,221)	N/A
Income tax benefit (expenses)	(295,585)	18,256	N/A	(122,772)	116,117	N/A

Consolidated net income (loss)	803,672	135,017	495%	598,189	45,896	1203%
Non-controlling interest net income (loss)	14	12	17%	5	3	67%

Controlling Interest net income (loss)	803,686	135,029	495%	598,194	45,899	1203%

Operating EBITDA	2,330,991	1,849,907	26%	1,304,958	767,471	70%
Earnings per share	0.06	0.01	381%	0.04	0.00	1203%

	as of June 30			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	64,143,452	63,348,718	1%	63,760,347	1%
Cash and Temporary Investments	6,062,321	5,271,916	15%	6,139,411	(1%)
Derivative Asset	51,067	0		24,039	112%
Trade Accounts Receivables	883,386	883,519	(0%)	700,162	26%
Other Receivables	130,984	39,038	236%	47,512	176%
Insurance Claims and Premium Receivables	263,520	359,821	(27%)	87,569	201%
Inventories	2,173,369	2,380,727	(9%)	2,349,966	(8%)
Assets Held for Sale	0	0		0
Other Current Assets	1,984,774	1,778,188	12%	1,825,209	9%
Current Assets	11,549,421	10,713,209	8%	11,173,868	3%
Fixed Assets	22,117,102	21,248,850	4%	21,699,377	2%
Investments in an Associate and Other Investments	14,097	14,097	0%	14,097	0%
Other Assets and Noncurrent Accounts Receivables	746,896	873,674	(15%)	782,399	(5%)
Advances to Contractors	958,597	1,378,280	(30%)	1,142,685	(16%)
Deferred Income Taxes - net	897,645	1,260,914	(29%)	1,088,227	(18%)
Goodwill	27,859,694	27,859,694	0%	27,859,694	0%
Other Assets	30,476,929	31,386,659	(3%)	30,887,102	(1%)

Total Liabilities	20,274,725	21,131,517	(4%)	20,849,759	(3%)
Current Liabilities	8,643,137	7,511,370	15%	8,169,894	6%
Long-Term Liabilities	9,579,624	11,123,722	(14%)	10,566,642	(9%)
Deferred Tax Liability	858	1,453	(41%)	853	1%
Other Liabilities	2,051,106	2,494,972	(18%)	2,112,370	(3%)

Consolidated Stockholders’ Equity	43,868,727	42,217,201	4%	42,910,588	2%
Non-controlling Interest	136	158	(14%)	150	(9%)
Stockholders’ Equity Attributable to Controlling Interest	43,868,591	42,217,043	4%	42,910,438	2%

2021 Second Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - June			Second Quarter
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	225,554	190,354	18%	118,092	79,418	49%
Cost of sales	(134,016)	(115,496)	(16%)	(68,334)	(50,973)	(34%)

Gross profit	91,538	74,858	22%	49,758	28,445	75%
Selling and Administrative Expenses	(30,154)	(27,258)	(11%)	(15,295)	(12,143)	(26%)
Distribution expenses	(34,626)	(34,693)	0%	(17,480)	(13,684)	(28%)

Operating earnings before other expenses, net	26,758	12,907	107%	16,983	2,618	549%
Other income (expenses), net	764	(27)	N/A	(24)	(268)	91%

Operating earnings (loss)	27,522	12,880	114%	16,959	2,350	622%
Financial and other financial expenses, net	(2,380)	(10,566)	77%	(1,087)	(5,063)	79%
Foreign exchange gain (loss), net	(2,383)	(6)	(39617%)	(914)	1,315	N/A

Net income (loss) before income taxes	22,759	2,308	886%	14,958	(1,398)	N/A
Income tax benefit (expenses)	(6,120)	361	N/A	(2,547)	2,309	N/A

Consolidated net income (loss)	16,639	2,669	523%	12,411	911	1262%
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	16,639	2,669	523%	12,411	911	1262%

Operating EBITDA	48,262	36,593	32%	27,075	15,264	77%

	as of June 30			as of December 31
BALANCE SHEET	2021	2020	% Var	2020	% Var
Total Assets	1,314,412	1,271,298	3%	1,327,705	(1%)
Cash and Temporary Investments	124,228	105,798	17%	127,843	(3%)
Derivative Asset	1,046	0		501	109%
Trade Accounts Receivables	18,102	17,731	2%	14,580	24%
Other Receivables	2,684	783	243%	989	171%
Insurance Claims and Premium Receivables	5,400	7,221	(25%)	1,823	196%
Inventories	44,536	47,777	(7%)	48,934	(9%)
Assets Held for Sale	0	0		0
Other Current Assets	40,672	35,685	14%	38,007	7%
Current Assets	236,668	214,995	10%	232,677	2%
Fixed Assets	453,219	426,427	6%	451,854	0%
Investments in an Associate and Other Investments	289	283	2%	294	(2%)
Other Assets and Noncurrent Accounts Receivables	15,304	17,534	(13%)	16,292	(6%)
Advances to Contractors	19,643	27,660	(29%)	23,795	(17%)
Deferred Income Taxes - net	18,394	25,304	(27%)	22,661	(19%)
Goodwill	570,895	559,095	2%	580,132	(2%)
Other Assets	624,525	629,876	(1%)	643,174	(3%)

Total Liabilities	415,467	424,071	(2%)	434,163	(4%)
Current Liabilities	177,114	150,740	17%	170,125	4%
Long-Term Liabilities	196,304	223,233	(12%)	220,033	(11%)
Deferred Tax Liability	18	29	(38%)	18	0%
Other Liabilities	42,031	50,069	(16%)	43,987	(4%)

Consolidated Stockholders’ Equity	898,949	847,225	6%	893,542	1%
Non-controlling Interest	3	3	0%	3	0%
Stockholders’ Equity Attributable to Controlling Interest	898,946	847,222	6%	893,539	1%

2021 Second Quarter Results	Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards (“PFRS”). When reference is made in 2021 and 2020 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of June 30, 2021 has been converted at the end of period exchange rate of 48.80 Philippine pesos per US dollar while the consolidated income statement for the six-month period ended June 30, 2021 has been converted at the January to June 2021 average exchange rate of 48.30 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended June 30, 2021 has been converted at the April to June 2021 average exchange rate of 48.20 Philippine pesos per US dollar.

Definition of terms PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

	January - June		Second Quarter		January - June
	2021	2020	2021	2020	2021	2020
Exchange Rates	average	average	average	average	End of period	End of period
Philippine peso	48.30	50.55	48.20	50.28	48.80	49.83

Amounts provided in units of local currency per US dollar

2021 Second Quarter Results	Page 7

Disclaimer

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries (together, the “CHP Group”), include, but are not limited to, the cyclical activity of the construction sector; the CHP Group’s exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; general political, social, economic, health and business conditions in the markets in which the CHP Group operates; competition in the markets in which the CHP Group offers its products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; the CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from the CHP Group’s cost-reduction initiatives and implement the CHP Group’s pricing initiatives for the CHP Group’s products; the increasing reliance on information technology infrastructure for the CHP Group’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CHP Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CHP Group’s business. The information contained in this report is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for products sold or distributed by the CHP Group.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

2021 Second Quarter Results	Page 8